Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 27, 2022	Financial Contact: David Lowe, 612-623-6456 Media Contact: David Ahlers, 612-623-6699 David_M_Ahlers@graco.com

Graco Reports Record First Quarter Sales
Industrial and Process Segments Drove Sales Growth

MINNEAPOLIS (April 27, 2022) – Graco Inc. (NYSE: GGG) today announced results for the first quarter ended April 1, 2022.

Summary
$ in millions except per share amounts

	Three Months Ended
	Apr 1, 2022	Mar 26, 2021	% Change
Net Sales	$494.3	$454.1	9%
Operating Earnings	128.4	128.3	0%
Net Earnings	100.8	105.7	(5)%
Diluted Net Earnings per Common Share	$0.58	$0.61	(5)%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$99.3	$101.6	(2)%
Diluted Net Earnings per Common Share, adjusted	$0.57	$0.58	(2)%
(1) Excludes impacts of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Sales increased 9 percent, led by double-digit growth in the Industrial and Process segments.
•Gross profit margin rate for the quarter weakened mainly due to higher product costs.
•Total operating expenses increased 6 percent. Allowances for credit losses on customer receivables in Russia and Belarus accounted for nearly half of the increase.
•Interest expense for the quarter included a $3.5 million fee associated with the prepayment of private placement debt.

"The Industrial and Process segments grew double digits on an organic, constant currency basis in every reportable region during the quarter driving record first quarter sales," said Mark Sheahan, Graco's President and CEO. "Ongoing inflationary pressures impacted profitability as our factories worked through orders at last year's pricing. Our 2022 pricing actions are offsetting current cost pressures on a dollar basis and should favorably impact profitability for the balance of the year. We are still experiencing supply chain and logistical challenges which continue to limit product shipments and adds to our backlog."

Page 2 GRACO

Consolidated Results

Net sales increased 9 percent compared to last year (11 percent at consistent translation rates). Sales increased 11 percent in the Americas, decreased 4 percent in EMEA (up 2 percent at consistent translation rates) and increased 20 percent in Asia Pacific (22 percent at consistent translation rates). Changes in currency translation rates reduced worldwide sales by $7 million (2 percentage points). Sales from acquired operations contributed approximately $2 million (1 percentage point).

Gross profit margin rate decreased 3 percentage points compared to last year. Realized pricing was unable to offset higher product costs caused by ongoing supply chain and inflationary challenges and the adverse impacts of changes in currency translation rates. The full impact of price changes implemented in the first quarter will be realized as the year progresses.

Total operating expenses for the quarter increased $7 million (6 percent) compared to last year. The increase includes $3 million (3 percentage points) of allowances for credit losses on customer receivables in Russia and Belarus. Operating expenses expressed as a percentage of sales decreased approximately one percentage point compared to last year.

Interest expense for the quarter increased $3 million, driven by a $3.5 million fee associated with the prepayment of private placement debt.

The effective income tax rate was 18 percent for the quarter, up 2 percentage points from last year. The increase was primarily due to a decrease in excess tax benefits from stock option exercises. Adjusted to exclude the impacts of excess tax benefits from stock option exercises (see Financial Results Adjusted for Comparability below), the adjusted effective income tax rate was 19 percent for the quarter.

Change in Organizational Structure

As previously announced, effective January 1, 2022, our high performance coatings and foam product offerings within the Applied Fluid Technologies division of the Industrial segment were realigned and are now managed under the Contractor segment. High performance coatings and foam equipment consists of two-component proportioning systems to spray foam for insulating building walls, roofs, water heaters, refrigerators, hot tubs and other items, and polyurea coatings applied on storage tanks, pipes, roofs, truck beds, concrete and other items. These product offerings also include equipment that sprays specialty coatings for protection and fireproofing and vapor-abrasive blasting equipment. The change will allow segment leadership to address overlap of markets, products, end users and distributors between the contractor-focused businesses.

Prior year segment information has been restated to conform to the current organizational structure.

Page 3 GRACO

Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months
	Industrial	Process	Contractor
Net Sales (in millions)	$144.7	$115.0	$234.6
Percentage change from last year
Sales	11%	26%	1%
Operating earnings	24%	26%	(17)%
Operating earnings as a percentage of sales
2022	36%	24%	25%
2021	33%	24%	31%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	17%	0%	0%	17%
EMEA	13%	0%	(7)%	6%
Asia Pacific	11%	0%	0%	11%
Consolidated	14%	0%	(3)%	11%

Continued economic strength in the Americas, project activity in EMEA and increased economic activity in Asia Pacific contributed to the increase in Industrial segment sales. The operating margin rate increased 3 percentage points as realized pricing and expense leverage more than offset higher product costs and the adverse impacts of currency translation.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	20%	0%	0%	20%
EMEA	19%	0%	(3)%	16%
Asia Pacific	51%	0%	(2)%	49%
Consolidated	26%	0%	0%	26%

The Process segment had sales growth in all product applications. The operating margin rate for this segment was flat compared to last year. Expense leverage offset higher product costs, unfavorable product and channel mix and the adverse impacts of currency translation.

Page 4 GRACO

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	5%	0%	0%	5%
EMEA	(17)%	4%	(5)%	(18)%
Asia Pacific	14%	0%	(3)%	11%
Consolidated	1%	1%	(1)%	1%

Contractor segment sales increased modestly as continued stability in North American construction markets and improved demand in Asia Pacific offset weakness in EMEA due to product availability. Higher product costs, unfavorable product and channel mix and the adverse impacts of currency translation drove a 6 percentage point decrease in the operating margin rate.

Outlook

"Underlying demand in our key end markets and geographies remains solid, however, we are keeping a close eye on how economic and geopolitical conditions may impact the balance of the year, especially in EMEA," said Sheahan. "We are starting the second quarter with a healthy backlog and confirm our full-year outlook of high single-digit growth on an organic, constant currency basis."

Page 5 GRACO

Financial Results Adjusted for Comparability

Excluding the impacts of excess tax benefits related to stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended
	Apr 1, 2022	Mar 26, 2021
Earnings before income taxes	$122.9	$125.7

Income taxes, as reported	$22.1	$20.0
Excess tax benefit from option exercises	1.5	4.1
Income taxes, adjusted	$23.6	$24.1

Effective income tax rate
As reported	18.0%	15.9%
Adjusted	19.2%	19.2%

Net Earnings, as reported	$100.8	$105.7
Excess tax benefit from option exercises	(1.5)	(4.1)
Net Earnings, adjusted	$99.3	$101.6

Weighted Average Diluted Shares	174.7	173.8
Diluted Earnings per Share
As reported	$0.58	$0.61
Adjusted	$0.57	$0.58

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; Russia's invasion of Ukraine, and the sanctions and actions taken against Russia and Belarus in response to the invasion; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our

Page 6 GRACO

products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2021 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 28, 2022, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, April 28, 2022, by dialing 855-859-2056, Conference ID #2464642 if calling within the U.S. or Canada. The dial-in number for international participants is 404-537-3406, with the same Conference ID #. The replay by telephone will be available through 2 p.m. ET on Thursday, May 5, 2022.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

Page 7 GRACO

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Apr 1, 2022	Mar 26, 2021
Net Sales	$494,285	$454,129
Cost of products sold	239,810	206,795
Gross Profit	254,475	247,334
Product development	19,078	19,571
Selling, marketing and distribution	62,995	62,228
General and administrative	44,039	37,249
Operating Earnings	128,363	128,286
Interest expense	5,287	2,428
Other expense, net	153	121
Earnings Before Income Taxes	122,923	125,737
Income taxes	22,080	20,050
Net Earnings	$100,843	$105,687
Net Earnings per Common Share
Basic	$0.59	$0.63
Diluted	$0.58	$0.61
Weighted Average Number of Shares
Basic	169,809	168,948
Diluted	174,678	173,848

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Apr 1, 2022	Mar 26, 2021
Net Sales
Industrial	$144,669	$129,864
Process	115,024	91,373
Contractor	234,592	232,892
Total	$494,285	$454,129
Operating Earnings
Industrial	$52,630	$42,358
Process	27,488	21,733
Contractor	58,947	71,051
Unallocated corporate (expense)	(10,702)	(6,856)
Total	$128,363	$128,286